Room 4561

March 9, 2006

William C. Brown
President and Chief Executive Officer
TechTeam Global, Inc.
27335 West 11 Mile Road
Southfield, Michigan 48034

Re: **TechTeam Global, Inc.**
        Definitive Additional Soliciting Materials filed March 8, 2006 by TechTeam Global,
        Inc.
        File No. 0-16284

Dear Mr. Brown:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Additional Soliciting Materials

1.   Rule 14a-12(a)(1) requires that a prominent legend advising stockholders, among other things, to read the proxy statement when it is available be included in any written communications made to stockholders before the furnishing of a proxy statement. Your definitive additional soliciting materials filed on March 8, 2006 do not include such a legend. Please include such legend in any future filings.

2.   Chairman Kim Cooper has stated that "Costa Brava's recent history of litigation and disruptive tactics appear to be intended to produce quick returns in lieu of the longer-term interests of other stockholders." We note that this statement was also made in your definitive additional soliciting materials filed on February 27, 2006. Please provide us

with factual support for "Costa Brava's recent history of litigation and disruptive tactics" and advise us of the basis for your belief that such history is "intended to produce quick returns." Please remove this language in future filings or revise to expressly characterize these allegations as your belief and provide sufficient factual foundation to support the accusations of misconduct. Please generally avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Daniel Lee at (202) 551-3477, Mara Ransom, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3264 or me at (202) 551-3462 with any questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal